Exhibit 99.1

Australian Securities &	Electronic Lodgement
Investments Commission
Document No. 7E4481836

Lodgement date/time: 29-05-2012 09:04:10
Reference Id: 84374134

Form 484

Corporations Act 2001

Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED

Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Francis Martin MORATTI
Capacity
Secretary
Signature

Date signed
29-05-2012

Form 484—Change to company details

SIMS METAL MANAGEMENT LIMITEDACN114 838 630

C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Minimum holding buy-back only

The cancelled shares are listed below:

	Number of shares	Amount paid (cash
Share class code	cancelled	or otherwise)
ORD	749675	749675

Earliest Date of cancellation 04-05-2012

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class		Total number of	Total amount paid on	Total amount unpaid
code	Full title if not standard	shares	these shares	on these shares
ORD	ORDINARY	205106768	205106768.00	0.00

Earliest date of change 04-05-2012